UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ForgeRock, Inc.

(Name of Issuer)

Common Stock Class A, par value $.001

(Title of Class of Securities)

34631B101

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 10, 2023

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34631B101	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		2,844,966
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		2,844,966

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,844,966
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 34631B101	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		2,844,966
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		2,844,966

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,844,966
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 34631B101	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		2,844,966
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		2,844,966

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,844,966
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 34631B101	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:

David J. Snyderman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		2,844,966
EACH REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON		0
WITH	10.	SHARED DISPOSITIVE POWER
		2,844,966

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,844,966
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the Class A common stock, $0.001 par value (the “Shares”), of ForgeRock, Inc., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 201 Mission Street, Suite 2900, San Francisco, CA 94105.

Item 2.	identity and background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), and (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund, collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 2,844,966 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $58,565,261.30 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 2,844,966 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-K filed on March 2, 2023 that 50,398,380 Class A Shares were outstanding as of February 22, 2023.

(a)           As of the close of business March 16, 2023, each of the Reporting Persons may have been deemed to have beneficial ownership of 2,844,966 Shares, which consisted of (i) 2,362,772 Shares held for the benefit of PRA Master Fund and (ii)  482,194 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 5.64% of the Shares.

(b)           As of the close of business March 16, 2023, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 2,844,966 Shares, which consisted of (i) 2,362,772 Shares held for the benefit of PRA Master Fund and (ii) 482,194 Shares held for the benefit of Systematic Master Fund and all such Shares represented beneficial ownership of approximately 5.64% of the Shares.

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NYSE and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on March 2, 2023:

On October 10, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Project Fortress Parent, LLC (“Parent”) and Project Fortress Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into ForgeRock (the “Merger”) and ForgeRock will continue as the surviving corporation in the Merger, as a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliates of Thoma Bravo.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.                  contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 20, 2023

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member
By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley Stein
Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
2/1/2023	13,740	19.94990	(3)
2/2/2023	35,746	20.12576	(4)
2/6/2023	141,524	20.07434	(5)
2/7/2023	90,931	19.99845	(6)
2/8/2023	24,200	19.95732	(7)
2/9/2023	87,368	19.95559	(8)
2/10/2023	58,992	19.89840	(9)
2/13/2023	30,824	19.97888	(10)
2/14/2023	33,579	20.12064	(11)
2/15/2023	51,100	20.19718	(12)
2/16/2023	54,321	20.11874	(13)
2/17/2023	29,371	20.14045	(14)
2/21/2023	121,034	20.17030	(15)
2/22/2023	68,547	20.35605	(16)
2/23/2023	102,282	20.34605	(17)
2/24/2023	150,607	20.38247	(18)
2/27/2023	66,466	20.45852	(19)
2/28/2023	247,838	20.40840	(20)
3/1/2023	69,869	20.40838	(21)
3/2/2023	66,655	20.32948	(22)
3/3/2023	56,435	20.27670	(23)
3/6/2023	60,356	20.25144	(24)
3/7/2023	105,154	20.29888	(25)
3/8/2023	139,413	20.16392	(26)
3/9/2023	113,682	20.09432	(27)
3/10/2023	108,057	19.77766	(28)
3/13/2023	60,851	19.74328	(29)
3/14/2023	73,741	20.005	(30)
3/15/2023	77,053	20.27454	(31)
3/16/2023	36,776	20.33831	(32)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $19.94990 per share, at prices ranging from $19.87 to $20.035 per share.

(4) Reflects a weighted average purchase price of $20.12576 per share, at prices ranging from $19.965 to $20.215 per share.

(5) Reflects a weighted average purchase price of $20.07434 per share, at prices ranging from $19.98 to $20.12 per share.

(6) Reflects a weighted average purchase price of $19.99845 per share, at prices ranging from $19.87 to $20.17 per share.

(7) Reflects a weighted average purchase price of $19.95732 per share, at prices ranging from $19.86 to $20.03 per share.

(8) Reflects a weighted average purchase price of $19.95559 per share, at prices ranging from $19.915 to $20.09 per share.

(9) Reflects a weighted average purchase price of $19.89840 per share, at prices ranging from $19.79 to $20.09 per share.

(10) Reflects a weighted average purchase price of $19.97888 per share, at prices ranging from $19.82.54 to $20.07 per share.

(11) Reflects a weighted average purchase price of $20.12064 per share, at prices ranging from $20.02 to $20.19 per share.

(12) Reflects a weighted average purchase price of $20.19718 per share, at prices ranging from $20.16 to $20.22 per share.

(13) Reflects a weighted average purchase price of $20.11874 per share, at prices ranging from $20.04 to $20.19 per share.

(14) Reflects a weighted average purchase price of $20.14045 per share, at prices ranging from $20.09 to $20.19 per share.

(15) Reflects a weighted average purchase price of $20.17030 per share, at prices ranging from $19.78 to $20.305 per share.

(16) Reflects a weighted average purchase price of $20.35605 per share, at prices ranging from $20.15 to $20.5 per share.

(17) Reflects a weighted average purchase price of $20.34605 per share, at prices ranging from $20.25 to $20.42 per share.

(18) Reflects a weighted average purchase price of $20.38247 per share, at prices ranging from $20.3 to $20.48 per share.

(19) Reflects a weighted average purchase price of $20.45852 per share, at prices ranging from $20.35 to $20.53 per share.

(20) Reflects a weighted average purchase price of $20.40840 per share, at prices ranging from $20.25 to $20.55 per share.

(21) Reflects a weighted average purchase price of $20.40838 per share, at prices ranging from $20.335 to $20.58 per share.

(22) Reflects a weighted average purchase price of $20.32948 per share, at prices ranging from $20.255 to $20.4 per share.

(23) Reflects a weighted average purchase price of $20.27670 per share, at prices ranging from $20.225 to $20.35 per share.

(24) Reflects a weighted average purchase price of $20.25144 per share, at prices ranging from $20.19 to $20.33 per share.

(25) Reflects a weighted average purchase price of $20.20.29888 per share, at prices ranging from $20.2 to $20.37 per share.

(26) Reflects a weighted average purchase price of $20.16392 per share, at prices ranging from $20.03 to $20.35 per share.

(27) Reflects a weighted average purchase price of $20.09432 per share, at prices ranging from $20.04 to $20.13 per share.

(28) Reflects a weighted average purchase price of $19.77766 per share, at prices ranging from $19.62 to $20.05 per share.

(29) Reflects a weighted average purchase price of $19.74328 per share, at prices ranging from $19.63 to $19.83 per share.

(30) Reflects a weighted average purchase price of $20.005 per share, at prices ranging from $19.79 to $20.17 per share.

(31) Reflects a weighted average purchase price of $20.27454 per share, at prices ranging from $20.16 to $20.33 per share.

(32) Reflects a weighted average purchase price of $20.33831 per share, at prices ranging from $20.2 to $20.4075 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 20, 2023, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on March 20, 2023.

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of ForgeRock, Inc. dated as of March 20, 2023 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: March 20, 2023	magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Hayley Stein
	Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: March 20, 2023	magnetar capital partners LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Hayley Stein
	Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

Date: March 20, 2023	supernova management llc

	By:	/s/ Hayley Stein
	Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager

Date: March 20, 2023	DAVID J. SNYDERMAN

	By:	/s/ Hayley Stein
	Name:	Hayley Stein
Title: Attorney-in-fact for David J. Snyderman

EXHIBIT 99.2

LIMITED POWER OF ATTORNEY

Know all by these present, that I, David J. Snyderman, hereby make, constitute and appoint each of _Michael Turro_, Karl Wachter_ and Hayley Stein_, or any of them acting individually, and with full power of substitution, as my true and lawful attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Manager or in other capacities of Supernova Management LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Supernova Management LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation, all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k) under the Act, and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in full force and effect until the earlier of it being (a) revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined herein as of a later date.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this __22__ day of December, 2022.

/s/ David J. Snyderman
David J. Snyderman